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                       WILSONS THE LEATHER EXPERTS INC.
                            7401 BOONE AVENUE NORTH
                        BROOKLYN PARK, MINNESOTA 55428



                                November 5, 1998


Securities and Exchange Commission                           via EDGAR
450 Fifth Street, NW                                         ---------
Washington, DC 20549
Attn:  Albert Yarashus

     Re:  Wilsons The Leather Experts Inc.
     Withdrawal of Registration Statement on Form S-3
     Registration  No. 333-61915
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Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Wilsons The Leather Experts Inc., a Minnesota corporation (the "Company"), is hereby requesting the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-61915) (the "Registration Statement"), which Registration Statement was for the purpose of registering 2,300,000 shares of Common Stock under the Act. The Company is withdrawing the Registration Statement because of the current volatile market conditions.

          The Registration Statement was filed with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System on August 20, 1998 and has not yet been declared effective. No shares of Common Stock have been offered or sold pursuant to the Registration Statement.

          If you have any questions in connection with this request for withdrawal of the Registration Statement or desire additional information, please telephone the undersigned at (612) 391-4506 or Ramona Baskerville of Faegre & Benson LLP at (612) 336-3396.

                                 Very truly yours,

                                 /s/ Douglas J. Treff

                                 Douglas J. Treff


cc:  Kris Sharpe
Ramona Baskerville